Exhibit 19.0

INVESCO LTD. INSIDER TRADING POLICY

Introduction.

U.S. federal and state securities laws prohibit the purchase or sale of Invesco Securities (as defined below) anywhere in the world by persons who are aware of material information about Invesco Ltd. and its subsidiaries’ (“Invesco”) that is not generally known or available to the public. These laws also prohibit persons who are aware of such material nonpublic information from disclosing this information to others who may trade. The Board of Directors of Invesco Ltd. has adopted this Insider Trading Policy (“Policy”) to:

•     support Invesco’s Ltd. and its subsidiaries’ (collectively “Invesco”) obligation to prevent insider trading by all personnel;
•    help personnel avoid the severe consequences associated with violations of insider trading laws; and
•    seek to prevent even the appearance of improper conduct on the part of anyone employed by or associated with Invesco.

In addition, it is the policy of Invesco to comply with all applicable securities laws when transacting in its own securities.

It is important to note that this Policy imposes restrictions that are in addition to, and not in lieu of, other insider trading policies as well as pre-clearance and reporting requirements that are applicable by reason of local law in the jurisdiction where an employee of Invesco resides. In general, transactions in Invesco Securities must be pre-cleared by Covered Persons (as defined below) in accordance with Invesco’s Code of Ethics and Personal Trading Policies and any other applicable policies.

Persons Subject to the Policy.

This Policy applies to the following persons (collectively, “Covered Persons”):

•All members of Invesco’s Board of Directors;
•All officers of Invesco;
•All employees of Invesco (including part-time and temporary employees, consultants and independent contractors);
•Any family members of the above who reside with a Covered Person (including a child away at college), anyone else who lives in a Covered Person’s household, and any family members who do not live in a Covered Person’s household but whose transactions in Invesco Securities are directed by the Covered Person or are subject to the Covered Person’s influence or control (collectively, “covered family members”); and
•Any entities, including any corporations, partnerships or trusts, that a Covered Person influences or controls (“controlled entities”).

Covered Persons are responsible for the transactions of covered family members and controlled entities. Covered Persons are required to make them aware of the need to confer with the Covered Person before any trading in Invesco Securities. All such transactions for purposes of this Policy and applicable securities laws should be treated as if the transactions were for the Covered Person’s account.

Definitions.

“Invesco Securities” includes Invesco Ltd.’s common shares, options to purchase common shares, and any other type of securities that Invesco Ltd. may issue, including preferred shares, convertible securities and warrants, as well as derivative securities that are not issued by Invesco Ltd., such as put or call options and swaps relating to Invesco Securities.

“Material Nonpublic Information” has two important elements – (i) materiality and (ii) public availability.

“Material” information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell Invesco Securities. Any information that could reasonably be expected to affect the price of Invesco Securities, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

•Projections of future earnings or losses, or other earnings guidance;
•Changes in previously released earnings estimates or guidance;
•Earnings that are inconsistent with the consensus expectations of the investment community;
•A pending or proposed merger, acquisition or tender offer, or an acquisition or disposition of significant assets;
•The development of a significant new product or service;
•A change in dividend policy;
•An offering of additional securities;
•Bank borrowings or other financing transactions out of the ordinary course;
•A change in executive management;
•A significant cyber security breach;
•A change in auditors or notification that the auditor’s reports may no longer be relied upon;
•Pending or threatened significant litigation, or the resolution thereof;
•Impending bankruptcy or severe liquidity problems; and
•The gain or loss of a significant client account or vendor.

"Public" information is considered to be available to the public only after it has been widely disseminated to the marketplace (such as by press release, webcast conference or an SEC filing). By contrast, information would likely not be considered widely disseminated if it is available only to Invesco’s employees, or if it is available only to a select group of analysts, brokers and institutional investors.

Once information has been widely disseminated, it is still necessary to afford the investing public with sufficient time to absorb the information. The appropriate amount of time for information to be considered fully absorbed by the marketplace is a facts and circumstances determination. Typically, that amount of time is two full business days after the information is released.

A. POLICY

No Covered Person who is aware of material nonpublic information relating to Invesco may, directly or indirectly:

•Buy or sell Invesco Securities (other than as expressly exempted in this Policy), gift Invesco Securities or engage in any other action to take personal advantage of that information;
•Recommend the purchase or sale of Invesco Securities;
•Disclose such material nonpublic information to persons within Invesco whose jobs do not require them to have that information, or to others outside Invesco (including family and friends), unless such disclosure is made in accordance with Invesco’s policies regarding the protection or authorized disclosure of information; or
•Assist anyone engaged in the above activities.
Unless a Covered Person has been provided guidance to the contrary from the Legal and Compliance Departments, a Covered Person may not transact in Invesco Securities while aware of material nonpublic information even if the Covered Person believes that the information has not influenced his or her decision—in other words, even if the Covered Person would have made the transaction without having the information.

Transactions that may be necessary or that may appear justifiable for independent reasons (such as the need to raise money for an emergency expenditure or because they are small transactions) are not exempt from this Policy. Securities laws do not recognize such mitigating circumstances, and in any event even the appearance of an improper transaction must be avoided in order to preserve Invesco’s reputation for adhering to the highest standards of ethical conduct.

While this Policy primarily addresses Invesco Securities, it also applies to other companies’ securities and Invesco affiliated products. No Covered Person who learns of material nonpublic information relevant to any security (such as an issuer of securities included in client portfolios, clients or vendors of Invesco, a company with which Invesco may be negotiating a major transaction, such as an acquisition, investment or sale, or a company whose share price will be predictably influenced by such material nonpublic information) may trade in that security or provide the information to others until such information becomes public or is no longer material. Information that is not material to Invesco may nevertheless be material to one of those other companies.

Transactions Under Invesco Ltd. Plans. This Policy also covers or exempts certain transactions under Invesco-sponsored plans, including:

•Restricted Stock Awards / Restricted Stock Units. This Policy does not apply to the vesting of restricted stock or restricted stock units, or the exercise of a tax withholding right pursuant to which a Covered Person elects to have Invesco withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock or restricted stock units. This Policy does apply, however, to any market sale of shares resulting from the vesting of restricted stock or restricted stock units.

•401(k) or Other Invesco Stock Plans. This Policy’s trading restrictions do apply to any elections a Covered Person may make to purchase or sell Invesco Securities held in a plan or borrow money against a Covered Person’s 401(K) plan account or other Invesco stock plan if the loan will or could in the future result in a liquidation of some or all of a Covered Person’s Invesco Securities.

•Employee Stock Purchase Plan. This Policy does not apply to a Covered Person’s election to enroll in, or to withdraw from, the employee stock purchase plan, nor does it apply to purchases of Invesco Securities in the employee stock purchase plan. This Policy does apply, however, to any sales of Invesco Securities purchased pursuant to the employee stock purchase plan.

•Direct Stock Purchase and Dividend Reinvestment Plan. This Policy’s trading restrictions do not apply to purchases of Invesco Securities resulting from (i) a Covered Person’s reinvestment of dividends paid on Invesco Securities, or (ii) regular automatic debit transactions, under any Invesco- or broker- sponsored dividend reinvestment plan. The trading restrictions do apply, however, to voluntary purchases of Invesco Securities resulting from additional contributions a Covered Person chooses to make to any such plan, and to a Covered Person’s election to participate in the plan or increase the Covered Person’s level of participation in the plan. This Policy also applies to a Covered Person’s sale of any Invesco Securities purchased pursuant to the reinvestment plan.

Additional Prohibited Transactions. Invesco considers it improper and inappropriate for Covered Persons to engage in short-term or speculative transactions in Invesco Securities or in certain other types of transactions that may lead to inadvertent violations of the insider trading laws or create the appearance of improper conduct. Accordingly, a Covered Person’s trading in Invesco Securities is subject to the following additional restrictions.

•Short Sales. A Covered Person may not engage in short sales of Invesco Securities (sales of securities that are not then owned), including a “sale against the box” (a sale with delayed delivery).
•Publicly Traded Options. A Covered Person may not engage in transactions in publicly traded options, such as puts, calls and other derivative securities relating to Invesco Securities, whether on an exchange or in any other organized market.
•Standing Orders. Standing orders (other than orders pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1) should be used only for a very brief period of time (not longer than one business day). A standing order placed with a broker to sell or purchase stock at a specified price leaves a Covered Person with no control over the timing of the transaction. A standing order transaction executed by the broker when a Covered Person is aware of material nonpublic information may result in unlawful insider trading.
•Margin Accounts and Pledges. Securities held in a margin account or pledged as collateral for a loan may be sold without a Covered Person’s consent by the broker if the Covered Person fails to meet a margin call or by the lender in foreclosure if the Covered Person defaults on the loan. Because a margin or foreclosure sale may occur at a time when a Covered Person is aware of material nonpublic information or otherwise are not permitted to trade in Invesco Securities, Covered Persons are prohibited from holding Invesco Securities in a margin account or pledging Invesco Securities as collateral for a loan. An exception to this prohibition may be granted where a Covered Person wishes to pledge Invesco Securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. If a Covered Person wishes to pledge Invesco Securities as collateral for a loan, the Covered Person must submit a request for approval to the Legal and Compliance Departments at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.
•Broker Discretionary Accounts. Certain accounts known as “broker discretionary accounts” or “managed accounts” allow a broker, rather than the account holder, discretion over trading of securities within the account. Because a purchase or sale of Invesco Securities may occur in such an account at a time when a Covered Person is aware of material nonpublic information or otherwise are not permitted to trade in Invesco Securities, a Covered Person is required to direct any broker who has been granted discretionary power over the Covered Person’s account not to purchase or sell Invesco Securities within such an account.
•Hedging Transactions. Hedging or monetization transactions, such as zero- cost collars and forward sale contracts, involve the establishment of a short position in Invesco Securities and limit or eliminate a Covered Person’s ability to profit from an increase in the value of Invesco Securities. Therefore, Covered Persons are prohibited from engaging in any hedging or monetization transactions involving Invesco Securities.

Requests for limited exceptions for the above transactions may be submitted to the Legal and Compliance Departments.

Post-Termination Transactions. This Policy continues to apply to transactions by Covered Persons in Invesco Securities even after a Covered Person has terminated employment for so long as any Covered Person is in possession of material nonpublic information.

Consequences of Noncompliance.
Traders and Tippers. Covered Persons who trade on inside information may be subject to the following penalties under U.S. law:

•Disgorgement of profits;
•A civil penalty of up to three times the profit gained, or loss avoided;
•A criminal fine of up to $5,000,000 (no matter how small the profit); and
•A jail term of up to 20 years.

A person who passes along, or “tips,” information to a person who then trades (a “tippee”), is subject to the same penalties as the tippee, even if the tipper did not trade and did not profit from the tippee's trading.

Invesco-Imposed Sanctions. Any failure to comply with this Policy may subject a person to Invesco-imposed sanctions, up to and including dismissal for cause, whether or not the failure to comply results in a violation of law.

Company Assistance

Additional guidance on this Policy or its application to any proposed transaction may be obtained from the Legal and Compliance Departments or from the Global Ethics Office via the GEO Service portal. Covered Persons should not try to resolve uncertainties on their own. Rules relating to insider trading are often complex, not always intuitive and carry severe consequences.

Addendum

Directors, executive officers and certain other designated employees are subject to additional restrictions on their transactions in Invesco Securities. These restrictions are described in a separate addendum to this Policy.

INVESCO LTD.

ADDENDUM TO INSIDER TRADING POLICY

PRE-CLEARANCE AND BLACKOUT PERIOD PROCEDURES

General
Invesco’s Board of Directors has adopted this Addendum to the Insider Trading Policy (“Addendum”) to help prevent inadvertent violations of the U.S. federal securities laws and to avoid even the appearance of trading Invesco Securities on inside information. This Addendum is in addition to and supplements Invesco’s Insider Trading Policy.

Pre-clearance and Blackout Groups

The pre-clearance procedures described in this Addendum apply to:

•Members of the board of directors of Invesco;
•Executive officers of Invesco subject to Section 16 of the Securities Exchange Act of 1934 (the “Exchange Act”)(our CEO, Senior Managing Directors reporting directly to the CEO and Chief Accounting Officer, the “executive officers”); and
•The covered family members of each of the persons described above (collectively, the “Pre-clearance Group”).
The blackout procedures described in this Addendum apply to:

•The Pre-clearance Group;
•Certain employees of Invesco and its subsidiaries who have access to nonpublic information about Invesco (“Covered Employees”); and
•The covered family members of each of the persons described above (collectively, the “Blackout Group”).

The members of the Pre-clearance Group and of the Blackout Group who are subject to this Addendum are listed on the attached Schedule I. (Invesco may from time to time designate other positions that are subject to this Addendum and will amend Schedule I from time to time as necessary to reflect such changes.) The Legal and Compliance Departments will maintain Schedule I and will periodically inform Covered Employees whose names have been added to or deleted from the list.

Pre-clearance Procedures

The Pre-clearance Group may not engage in any transaction involving Invesco Securities (including a stock plan transaction or a gift of Invesco Securities) at any time without first obtaining pre-clearance of the transaction. Requests for pre-clearance by members of the Pre-clearance Group (including requests on behalf of their respective covered family members) must be made to the Office of the

General Counsel and should be submitted at least two business days in advance of the proposed transaction. The above pre-clearance is in addition to Invesco’s regular pre-clearance procedures administered by the Compliance Department, such as the STAR Compliance system.

Blackout Periods

Quarterly Blackout Periods. Invesco's announcement of its quarterly and annual financial results has the potential to have a material effect on the market for Invesco Securities. Therefore, to avoid even the appearance of trading on the basis of material nonpublic information, the Blackout Group generally will be prohibited from trading in Invesco Securities during the period beginning on the 15th day of the third month in each fiscal quarter and ending after the second business day following Invesco's issuance of its quarterly or annual earnings release. The dates of these quarterly blackout periods are communicated to the Blackout Group.

Event-specific Blackout Periods. From time to time, an event may occur that is material to Invesco and is initially known by only a few directors, executives or other employees. The Legal and Compliance Departments will inform the affected individuals of the existence of a blackout period. Any person made aware of the existence of an event-specific blackout should not disclose the existence of the blackout to any other person. So long as the event remains material and nonpublic, those affected, together with their covered family members, may not trade in Invesco Securities.

Exception for Approved Rule 10b5-1 Plans

Trades by members of the Pre-clearance Group and the Blackout Group in Invesco Securities that are executed pursuant to an SEC Rule 10b5-1 plan approved by Invesco’s Legal and Compliance Departments are not subject to the prohibition on trading on the basis of material nonpublic information contained in the Insider Trading Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods. A 10b5-1 plan must be established (or amended, as the case may be) in good faith at a time when such person was not aware of material nonpublic information. In addition, any modification or change to the amount, price or timing of a trade under a 10b5-1 plan constitutes the adoption of a new plan with such modified terms.

Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. In general, a Rule 10b5-1 plan may not be entered into during a blackout period, and must either specify (including by formula) the amount, pricing and timing of transactions in advance. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade.

Any document intended to qualify as a 10b5-1 plan must adhere to the requirements of Rule 10b5-1, including the restrictions set forth below, and such document must be approved in writing in advance by each of the Legal and

Compliance Departments and conform to Invesco’s best practice guidelines with respect to such plans.

    Cooling-Off Period. Each 10b5-1 plan must provide for a cooling-off period prior to the commencement of trading thereunder. If a person is a director or executive officer, the cooling-off period must expire no earlier than the later of (i) ninety (90) days following adoption of the plan or (ii) two (2) business days after the filing of Invesco Ltd.’s Form 10-K or Form 10-Q that includes financial results for the quarter during which the plan was adopted, subject to a maximum cooling-off period of one hundred twenty (120) days after adoption of the plan. If a person is not a director or executive officer, the cooling-off period must be at least thirty (30) days after adoption of the plan. In addition, in the event of any modification or change to the amount, price or timing of a trade under a 10b5-1 plan, a new cooling-off period as described above will be required between such modification or change and the first possible transaction under such revised plan or any new plan.
    No Multiple Overlapping Plans. No person entering into a 10b5-1 plan may have a separate 10b5-1 plan outstanding, except a person may (i) use multiple brokers to effect transactions that, when taken together, satisfy the requirements for one 10b5-1 plan, (ii) maintain another 10b5-1 plan so long as transactions under the later-commencing plan cannot begin until after all transactions under the earlier-commencing plan have been completed or expire without completion and the applicable cooling-off period is satisfied, treating the termination of the earlier-commencing plan as the date of adoption of the later-commencing plan, or (iii) adopt a second plan that only allows sales that are necessary to satisfy tax withholding obligations that arise from the vesting of a compensatory award and such person does not exercise control over the timing of such sales.
    Limitation on Single Trade Plans. No person may adopt a 10b5-1 plan that contemplates only a single transaction if such person had adopted a plan contemplating only a single transaction within the prior twelve (12) months.
    Certification by Directors and Executive Officers. Directors and executive officers must include a representation in the 10b5-1 plan certifying that, on the date of adoption of the plan, such director or executive officer is not aware of material nonpublic information about Invesco Ltd. or Invesco Securities and such director or executive officer is adopting the 10b5-1 plan in good faith and not as part of a plan or scheme to evade the prohibitions of Exchange Act Section 10(b) and Exchange Act Rule 10b-5.
    Information Provided by Directors and Executive Officers. Each quarter, Invesco Ltd. is required to publicly disclose when directors or executive officers adopt or terminate 10b5-1 plans and provide a description of the material terms of each plan. Therefore, directors and executive officers must provide the Legal and Compliance Departments with a final executed copy of, and any amendments to, (i) any 10b5-1 plan and (ii) any other adopted written arrangement for trading Invesco Securities, in each case within two business days of the adoption or amendment thereof. In addition, directors and executive officers must notify the Legal and Compliance Departments of any termination of any 10-b5-1 Plan or such other written securities trading arrangement promptly upon termination.

Post-Termination Transactions

If a Covered Person is aware of material nonpublic information when a Covered Person terminates service as a director, executive officer or employee of Invesco, that Covered Person may not trade in Invesco Securities until that information has become public or is no longer material. In all other respects, the procedures set forth in this Addendum will cease to apply to transactions in Invesco Securities upon the expiration of any blackout period that is applicable at the time of a person’s termination of service with Invesco.

Ask for Company Assistance

Any person who has a question about this Addendum or its application to any proposed transaction may obtain additional guidance from the Legal and Compliance Departments or from the Global Ethics Office via the GEO Service portal.

SCHEDULE I

PRE-CLEARANCE GROUP AND BLACKOUT GROUP

Pre-Clearance Group

•Members of the Board of Directors

•Chief Executive Officer

•Senior Managing Directors reporting directly to the Chief Executive Officer

•Chief Accounting Officer

•Covered family members of the Pre-clearance Group

Blackout Group

•All members of the Pre-Clearance Group

•Other employees identified on the list maintained by the Compliance department

•Covered family members of the Blackout Group